Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2023

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2023

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	June 30,
	2022	2023
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	10,587	10,104
Short-term bank deposits	40,495	22,711
Prepaid expenses	198	1,749
Other receivables	721	128
Total current assets	52,001	34,692

NON-CURRENT ASSETS
Property and equipment, net	726	648
Right-of-use assets, net	1,772	1,583
Intangible assets, net	21,885	22,013
Total non-current assets	24,383	24,244
Total assets	76,384	58,936

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	1,542	3,078
Accounts payable and accruals:
Trade	6,966	6,733
Other	1,744	2,260
Current maturities of lease liabilities	427	375
Total current liabilities	10,679	12,446
NON-CURRENT LIABILITIES
Warrants	4,509	15,352
Long-term loan, net of current maturities	8,626	8,495
Lease liabilities	1,729	1,589
Total non-current liabilities	14,864	25,436

Total liabilities	25,543	37,882

EQUITY
Ordinary shares	27,100	27,100
Share premium	338,976	339,045
Warrants	1,408	1,408
Capital reserve	14,765	15,616
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(329,992)	(360,699)
Total equity	50,841	21,054
Total liabilities and equity	76,384	58,936

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
	2022	2023	2022	2023
	in USD thousands		in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES	(5,395)	(3,006)	(9,830)	(6,690)
SALES AND MARKETING EXPENSES	(1,158)	(5,604)	(1,795)	(9,478)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,049)	(1,305)	(2,056)	(2,603)
OPERATING LOSS	(7,602)	(9,915)	(13,681)	(18,771)
NON-OPERATING INCOME (EXPENSES), NET	458	(7,733)	1,726	(10,649)
FINANCIAL INCOME	80	440	147	977
FINANCIAL EXPENSES	(379)	(1,337)	(565)	(2,264)
NET LOSS AND COMPREHENSIVE LOSS	(7,443)	(18,545)	(12,373)	(30,707)

	in USD		in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.01)	(0.02)	(0.02)	(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	715,365,554	922,958,942	715,260,781	922,958,942

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share		Capital	Other comprehensive	Accumulated
	shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2022	21,066	339,346	975	13,157	(1,416)	(305,041)	68,087
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2022:
Issuance of share capital, net	89	177	-	-	-	-	266
Employee stock options exercised	2	12	-	(12)	-	-	2
Employee stock options expired	-	135	-	(135)	-	-	-
Share-based compensation	-	-	-	586	-	-	586
Comprehensive loss for the period	-	-	-	-	-	(12,373)	(12,373)
BALANCE AT JUNE 30, 2022	21,157	339,670	975	13,596	(1,416)	(317,414)	56,568

	Ordinary	Share		Capital	Other comprehensive	Accumulated
	shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2023	27,100	338,976	1,408	14,765	(1,416)	(329,992)	50,841
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2023:
Employee stock options expired	-	69	-	(69)	-	-	-
Share-based compensation	-	-	-	920	-	-	920
Comprehensive loss for the period	-	-	-	-	-	(30,707)	(30,707)
BALANCE AT JUNE 30, 2023	27,100	339,045	1,408	15,616	(1,416)	(360,699)	21,054

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2022	2023
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES
Net loss for the period	(12,373)	(30,707)
Adjustments required to reflect net cash used in operating activities (see appendix below)	498	13,009
Net cash used in operating activities	(11,875)	(17,698)

CASH FLOWS – INVESTING ACTIVITIES
Investments in short-term deposits	(9,000)	(6,006)
Maturities of short-term deposits	24,141	24,000
Purchase of property and equipment	(62)	(99)
Purchase of intangible assets	-	(153)
Net cash provided by investing activities	15,079	17,742

CASH FLOWS – FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	266	-
Employee stock options exercised	2	-
Repayments of loan	(1,812)	-
Repayments of lease liabilities	(88)	(183)
Net cash used in financing activities	(1,632)	(183)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,572	(139)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	12,990	10,587
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(562)	(344)
CASH AND CASH EQUIVALENTS - END OF PERIOD	14,000	10,104

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2022	2023
	in USD thousands
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	314	457
Exchange differences on cash and cash equivalents	562	344
Fair value adjustments of warrants	(1,673)	10,843
Share-based compensation	586	920
Interest and exchange differences on short-term deposits	(142)	(210)
Interest on loan	68	1,405
Exchange differences on lease liability	(205)	(75)
	(490)	13,684
Changes in operating asset and liability items:
Increase in prepaid expenses and other receivables	(688)	(958)
Increase in accounts payable and accruals	1,676	283
	988	(675)
	498	13,009

Supplemental information on interest received in cash	146	761

Supplemental information on interest paid in cash	217	640

Supplemental information on non-cash transactions:
Acquisition of right-of-use asset	-	66

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development of therapeutics, primarily in pre-commercialization and clinical stages, with a focus on the field of oncology.

The Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Capital Market, and its ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”). Each ADS represents 15 ordinary shares.

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately held company incorporated in the United Kingdom, with a focus on the field of immuno-oncology. In April 2022, the Company re-activated BioLineRx USA, Inc., a previously inactive subsidiary incorporated in the US, to engage in pre-commercialization and commercialization activities associated with the potential launch of motixafortide for stem-cell mobilization in the US. In this regard, the US Food and Drug Administration (“FDA”) has accepted for review and filed the Company’s New Drug Application (“NDA”) for motixafortide in stem cell mobilization for autologous transplantation for multiple myeloma patients, and has assigned the NDA a Prescription Drug User Fee Act (“PDUFA”) target action date of September 9, 2023.

b.	Going concern

The Company has incurred accumulated losses in the amount of $361 million through June 30, 2023, and it expects to continue incurring losses and negative cash flows from operations until its product or products reach commercial profitability. Company management monitors rolling forecasts of the Company’s liquidity reserves on the basis of anticipated cash flows and maintains liquidity balances at levels that are sufficient to meet its needs. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the first half of 2024.

The execution of an independent commercialization plan for motixafortide in the US implies an increased level of expenses prior to and following launch of the product. However, as is common with FDA approvals of innovative pharmaceutical products, there is significant uncertainty regarding the receipt of approval, as well as the timing and scope of any potential approval ultimately received in order to launch commercialization of the product. Therefore, the Company’s cash flow projections are subject to various risks and uncertainties concerning their fulfilment, and these factors and the risk inherent in the Company’s operations may cast significant doubt on the Company’s ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION (cont.)

b.	Going concern (cont.)

Management’s plans include the independent commercialization of the Company’s product and, if and when required, raising capital through the issuance of debt or equity securities, or capital inflows from strategic partnerships. There are no assurances, however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and/or raising capital, it may need to reduce activities, or curtail or cease operations.

c.
Approval of financial statements

The condensed consolidated interim financial statements of the Company as of June 30, 2023, and for the three and six months then ended, were approved by the Board of Directors on August 22, 2023, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer, and the Chief Financial Officer.

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of June 30, 2023 and for the three and six months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair presentation of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2022 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS. The results of operations for the three and six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities, in the process of applying the Company’s accounting policies. These inputs also consider, among other things, the implications of pandemics and wars across the globe on the Company’s activities, and the resultant effects on critical and significant accounting estimates, most significantly in relation to the value of intangible assets. In this regard, U.S. and global markets are currently experiencing volatility and disruption following the escalation of geopolitical tensions and the ongoing military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflict are highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and the capital markets. As of the date of release of these financial statements, the Company estimates there are no material effects of this conflict on its financial position and results of operations.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3  – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2022 and for the year then ended.

NOTE 4 – AT-THE-MARKET (“ATM”) SALES AGREEMENT WITH HCW

The Company maintains an ATM facility with H.C. Wainwright & Co., LLC (“HCW”) pursuant to an ATM sales agreement entered into in September 2021. In accordance with the agreement, the Company is entitled, at its sole discretion, to offer and sell through HCW, acting as a sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company has agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. During the six months ended June 30, 2023, no ADSs were issued by the Company. From the effective date of the agreement through the issuance date of this report, 608,651 ADSs have been sold under the program for total gross proceeds of approximately $1.4 million.

NOTE 5 – LONG-TERM LOAN

In September 2022, the Company entered into a $40 million loan agreement with Kreos Capital VII Aggregator SCSp (“Kreos Capital”). Pursuant to the agreement, the first tranche of $10 million was drawn down by the Company following execution of the definitive agreement, after completion of certain customary conditions to closing. The remaining $30 million will be made available in two additional tranches subject to the achievement of pre-specified milestones. The tranches are available for drawdown at the Company’s discretion at various time points through October 1, 2024.

Each tranche carries a pre-defined interest-only payment period, followed by a loan principal amortization period of up to 36 months subsequent to the interest-only period. The interest-only periods are subject to possible extension based on certain pre-defined milestones. Borrowings under the financing will bear interest at a fixed annual rate of 9.5% (~11.0%, including associated cash fees). As security for the loan, Kreos Capital received a first-priority secured interest in all Company assets, including intellectual property, and the Company undertook to maintain a minimum cash balance. In addition, Kreos Capital will be entitled to mid-to-high single-digit royalties on motixafortide sales, up to a pre-defined cap.

The loan's current value includes the accrual of effective interest, including estimated future royalties.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6  – WARRANTS FROM SEPTEMBER 2022 OFFERING

In September 2022, the Company completed a registered direct offering of 13,636,365 ADSs at a price of $1.10 per ADS. In concurrent private placements, the Company issued to investors in the offering unregistered warrants to purchase 13,636,365 ADSs. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $1.15 per ADS. In addition, the Company granted to the placement agent in the offering, as part of the placement fee, warrants to purchase 681,818 ADSs. These warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $1.375 per ADS. Gross proceeds from the offering totaled $15.0 million, with net proceeds of $13.5 million, after deducting fees and expenses. The offering consideration allocated to the placement agent warrants amounted to $0.4 million.

The warrants issued to the investors have been classified as a non-current financial liability due to a net settlement provision. This liability was initially recognized at its fair value on the issuance date and is subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The fair value of the warrants is computed using the Black-Scholes option pricing model and is determined by using a level 3 valuation technique. The fair value of the warrants upon issuance was computed based on the then-current price of an ADS, a risk-free interest rate of 3.62%, and an average standard deviation of 82.5%. The gross consideration initially allocated to the investor warrants amounted to $9.1 million, with total issuance costs initially allocated to the warrants amounting to $0.8 million.

The fair value of the warrants amounted to $15,345,000 as of June 30, 2023, ($4,502,000 as of December 31, 2022) and was based on the then current price of an ADS, a risk-free interest rate of 4.3%, (4.1% as of December 31, 2022), an average standard deviation of 84.1%, (85.5% as of December 31, 2022), and on the remaining contractual life of the warrants.

The changes in fair value from December 31, 2022 through June 30, 2023 of $10,843,000 have been recorded as non-operating expenses in the statement of comprehensive loss.

As of June 30, 2023, none of these warrants had been exercised.

The placement agent warrants have been classified in shareholders’ equity, with initial recognition at fair value on the date issued, using the same assumptions as the investor warrants.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 7 – SHAREHOLDERS’ EQUITY

As of December 31, 2022 and June 30, 2023, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	June 30,
	2022	2023

Authorized share capital	2,500,000,000	2,500,000,000

Issued and paid-up share capital	922,958,942	922,958,942

	In USD and NIS
	December 31,	June 30,
	2022	2023

Authorized share capital (in NIS)	250,000,000	250,000,000

Issued and paid-up share capital (in NIS)	92,295,894	92,295,894

Issued and paid-up share capital (in USD)	27,100,201	27,100,201

NOTE 8 – SUBSEQUENT EVENTS

On August 27, 2023, the Company entered into a license agreement (the “License Agreement”) with Hong Seng Technology Limited (“HST”) and Guangzhou Gloria Biosciences Co., Ltd. (“Gloria” and together with HST, the “Purchaser Parties” or the “Licensee”), pursuant to which the Company granted HST an exclusive, royalty-bearing, sublicensable license to develop and commercialize motixafortide in Asia (other than Israel and certain other countries) (collectively, the “Territory”) and to engage and authorize Gloria to perform services under the License Agreement in the Territory. In addition, the Company granted the Licensee a first offer right with respect to the grant of certain rights in motixafortide outside of the Territory. Effectiveness of the License Agreement is conditioned, among other things, upon obtaining the consent of the Israeli Innovation Authority (the “IIA”) within four months from the execution of the License Agreement.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 8 – SUBSEQUENT EVENTS (cont.)

Pursuant to the terms of the License Agreement, the Licensee is required to deposit a $15 million upfront payment in escrow within seven days after execution of the License Agreement, which will be released from escrow and transferred to the Company on the date that consent of the License Agreement is provided by the IIA, so long as that consent is obtained within four months from the execution of the License Agreement. The Company is also entitled to up to $49 million based on the achievement of certain development and regulatory milestones in China and Japan, and up to $197 million in sales milestones based on defined sales targets of motixafortide in the Territory. In addition, the Company is eligible to receive tiered double-digit royalties (ranging from 10-20%), on a country-by-country basis, on aggregate net sales of motixafortide in the Territory during the initial royalty term of at least 15 years, with a reduction of the royalties payable following the end of the initial royalty term as well as upon the occurrence of certain events. In the event that the Company does not receive FDA approval of motixafortide from the FDA by end of 2023, the development and regulatory milestones will only be partially payable, and all royalty rates will be reduced to single digit royalties.

The License Agreement provides that the Company will supply motixafortide to the Licensee during the term on a cost plus basis for commercial supply, while supply for development purposes will be on a cost-plus basis except that in certain limited circumstances the supply will be at a reduced cost, with the Company bearing a portion of the cost to be applied against any future royalties. The Licensee has a right but not an obligation after the effective date of the License Agreement to select to manufacture motixafortide itself or through a designated party.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 8 – SUBSEQUENT EVENTS (cont.)

In connection with the entry into the License Agreement, on August 27, 2023, the Company also entered into a share purchase agreement (the “Purchase Agreement”) with the Purchaser Parties, pursuant to which the Company agreed to sell and issue in a private placement an aggregate of 6,829,137 ADSs of the Company, at a purchase price of $2.136 per ADS. Aggregate gross proceeds from the sale are expected to be approximately $14.6 million and are to be deposited into escrow pending closing. The closing is subject to certain closing conditions including, among other things, receipt of the IIA consent and effectiveness of the License Agreement, actual receipt by the Company in its bank account of the purchase price for the ADSs following release from escrow, as well as other customary closing conditions. No warrants were issued in the transaction.